RESAAS Services Inc.

#303 – 55 Water Street

Vancouver, British Columbia V6B 1A1

Canada

June 3, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	RESAAS Services Inc.; Form F-10/A (Reg. No. 333-204175)

Ladies and Gentlemen:

On behalf of RESAAS Services Inc., the undersigned, pursuant to Rule 467(b), hereby requests that the Securities and Exchange Commission (“Commission”) issue an order declaring the above referenced Registration Statement effective as soon as practicable. The British Columbia Securities Commission issued a receipt or notification of clearance with respect to the prospectus that forms part of the Registration Statement on June 3, 2015. Please call our counsel, Dietrick L. Miller, at 310-789-1245 to provide notice of effectiveness.

Very truly yours,

/s/ Cory Brandolini

Cory Brandolini
Chief Executive Officer